Exhibit 1.01
MasterBrand, Inc. Conflict Minerals Report
  For the year ended December 31, 2024

This Conflict Minerals Report (this “Report”) of MasterBrand, Inc. (“MasterBrand” or the “Company”) is filed pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended for the reporting period from January 1, 2024, to December 31, 2024.
The Rule imposes certain reporting obligations on the Securities Exchange Commission (“SEC”) registrants who manufacture or contract to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan),  cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals” or “3TGs”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Company Overview
MasterBrand (NYSE: MBC), headquartered in Beachwood, Ohio, is a leader in residential cabinetry for the kitchen and bath. MasterBrand’s products are available in a wide variety of designs, finishes and styles and span the most attractive categories of the cabinets market: stock, semi-custom and premium cabinetry. MasterBrand’s products are sold throughout the United States and Canada to remodelling and new construction markets.
Covered Products
Based upon its product review, the Company determined that 3TGs are necessary to the functionality or production of some of MasterBrand’s residential cabinetry products that contain hardware (“Covered Products”). As a result, the Company conducted a good faith, reasonable country of origin inquiry (“RCOI”) and due diligence to determine the sourcing of 3TGs in its Covered Products.
Conflict Minerals Program & Policy
The Company has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. MasterBrand adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals. The policy is available online and can be found here: https://masterbrand.com/investors/governance/governance-documents/default.aspx.
RCOI
To determine which suppliers should be included in the scope of the RCOI, as part of its over-arching supplier due diligence process, MasterBrand queried its direct suppliers to determine which, if any, used 3TGs in the residential cabinetry hardware products that they sold to MasterBrand. All MasterBrand direct suppliers who answered “yes” to the query were included in the RCOI (“In-Scope Suppliers”).

MasterBrand then asked its In-Scope Suppliers to complete the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) Version 6.4 or higher to report on their due diligence efforts, including the smelters, refiners, and countries of origin in their supply chain. Via its in-house Trade Compliance Team, MasterBrand conducted reviews of the In-Scope Suppliers’ CMRT responses. The Company’s reviews included whether each In-Scope Supplier completed the CMRT fully and correctly, reported smelters and refiners, or had indicators of insufficient due diligence in their responses. If any such issues occurred, the MasterBrand Trade Compliance Team would follow-up with the supplier and address the issues, as necessary.

MasterBrand is supported in this process by Assent Inc. (“Assent”), a third-party service provider that offers software and services to assist in reviewing the supply chain, identifying risks, and supporting due diligence efforts regarding 3TGs in Covered Products. Assent's tools and expertise also contribute to the development and implementation of additional due diligence measures with suppliers and stakeholders. Through Assent’s platform, the Assent Compliance Manager, suppliers are able to upload completed CMRTs directly for validation, assessment, and management.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted declaration forms are accepted so that data is retained, but they are classified as valid or invalid based on a set criteria of validation errors. Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, MasterBrand tracks program gaps to account for future improvement opportunities.

Through reasonable due diligence practices, MasterBrand was able to take advantage of a broader set of country-of-origin data to complement efforts in establishing transparency in the supply chain. Based on the findings, MasterBrand was able to determine all the possible countries minerals (such as 3TGs) used in its product originated from. As such, MasterBrand can perform further due diligence on the source and chain of custody of the minerals in question.

As of April 11th, 2025, there were 98 suppliers in scope of the conflict minerals program and 44 provided a completed CMRT. MasterBrand’s total response rate for this reporting year was 44.90%. These metrics are summarized in the table below in order to assess progress over time:

Year	Suppliers in Scope	% Responded
RY 2024	98	44.90%

Due Diligence Process
Due Diligence Performed

In accordance with Rule 13p-1, MasterBrand exercised due diligence measures on the source and chain of custody of 3TGs in its products. The due diligence measures that the Company performed included, but were not limited to, the following:

•	Maintaining an internal team to implement the Company’s 3TGs due diligence process and report findings to Company leadership.
•	Using due diligence surveys and the CMRT to assess the risk of 3TGs in the residential cabinetry hardware products it purchased from its In-Scope Suppliers.
•	Communicating directly with suppliers based on their responses to MasterBrand’s due diligence survey.
•	Providing suppliers with resources to learn more about 3TGs and related regulatory requirements.
•	Integrating human rights risks into its new supplier due diligence process to monitor for potential human rights concerns and to identify potential mitigating actions, as necessary.
•	Maintaining a hotline reporting mechanism by which parties can raise questions and concerns regarding possible 3TGs in the Company’s supply chain.
•	Filing this report with the SEC and posting it on MasterBrand’s website at:
https://masterbrand.com/investors/governance/governance-documents/default.aspx.

Because MasterBrand does not purchase raw 3TGs (or use them in its production processes) and is several tiers removed from any smelters and refiners in its supply chain, the Company relies on its direct suppliers to provide it with sourcing information from their supply chain for the 3TGs used in the products that they provide to the Company. As a result, after conducting the RCOI and due diligence described above, the Company determined in good faith that it did not have sufficient information to determine whether the 3TGs necessary to the functionality or production of its residential cabinetry products may have been sourced from the Covered Countries or from recycled or scrap sources. MasterBrand made this determination due to a lack of information from its suppliers to determine the source and chain of custody of 3TGs throughout the supply chain.

Due Diligence Results

Status	Number of identified smelters/refiners
Participating in RMAP	106

Country of Origin
From the 122 smelters identified through our supply chain transparency efforts we identified 66 total countries our supply chain could be receiving raw materials from.

Appendix A includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country of origin data obtained via Assent’s supply chain database (or other RCOI data, in the scenario MasterBrand decides to use alternative data sources). As mentioned in the above section, it is understood that overreporting might occur which could result in Appendix A having more countries than those strictly relevant to the Company’s products.

Steps to Further Mitigate Risk and Improve Due Diligence in 2025
MasterBrand’s current steps to improve the process in 2025 include, but are not limited to:

•	Drafting and implementing a Responsible Sourcing Policy across the Company.
•	Continuing to educate the Company’s suppliers and sourcing associates and encourage both to obtain current, accurate and complete information about their supply chains.
•	Continuing to review and improve its supplier due diligence processes, where necessary.
•	Increased participation in third party programs to encourage further improvement and reliability in traceability programs.
•	Continued utilization of third-party software tools to enhance its due diligence process.
•	Work with both suppliers and sourcing to enhance participation in due diligence activities.
Forward Looking Statements
This Conflict Minerals Report contains forward-looking statements which are based on the Company’s current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. Forward-looking statements in this report include, among other things, statements regarding actions the Company plans to execute to improve its Conflict Minerals due diligence process.

By their nature, all forward-looking statements involve risk and uncertainty. Risks that may cause the forward-looking statements contained in this report to be inaccurate include, but are not limited to: failure to carry out these plans in a timely manner or at all as a result of changing financial conditions; changing organizational structure; or other factors; lack of cooperation by Suppliers as well as by their respective suppliers; whether smelters, refiners, or others that participate in the 3TGs market responsibly source; political, legal, and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere. Additional cautionary statements regarding other risk factors that could impact the Company’s future performance are identified in the Company’s Form 10-K filing for the fiscal year ended 2024 and other Company filings with the Securities and Exchange Commission.

Appendix A: Countries of Origin
Includes: list of countries that declared smelters are known to source from.

Andorra	Eritrea	Malaysia	Sierra Leone
Angola	Estonia	Mali	Singapore
Argentina	Ethiopia	Mauritania	Slovakia
Australia	France	Mexico	South Africa
Austria	Germany	Mongolia	Spain
Belarus	Ghana	Morocco	Sudan
Belgium	Guam	Mozambique	Suriname
Benin	Guinea	Myanmar	Sweden
Bolivia (Plurinational State of)	Guyana	Namibia	Switzerland
Brazil	Hong Kong	Netherlands	Taiwan
Burundi	Hungary	Nicaragua	Tanzania
Cambodia	India	Niger	Thailand
Canada	Indonesia	Nigeria	Togo
Central African Republic	Ireland	Panama	Turkey
Chile	Israel	Papua New Guinea	Uganda
China	Japan	Peru	United Arab Emirates
Colombia	Jersey	Philippines	United Kingdom
Democratic Republic of Congo	Kazakhstan	Poland	United States of America
Djibouti	Korea	Portugal	Uzbekistan
Ecuador	Liechtenstein	Russian Federation	VietNam
Egypt	Luxembourg	Rwanda	Zambia
El Salvador	Madagascar	Saudi Arabia